

August 29, 2012

Via E-mail
Stephen W. Ensign
President and Chief Executive Officer
New Hampshire Thrift Bancshares Inc.
9 Main Street
P.O. Box 9
Newport, New Hampshire 03773-0009

>   **Re: New Hampshire Thrift Bancshares Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed March 23, 2012**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2012**
>   **Filed May 15, 2012**
>   **File No. 000-17859**

Dear Mr. Ensign:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 10. Directors, Executive Officers and Corporate Governance.

Election of Directors, page 5 of DEF 14A

1.   Please revise future filings to indicate what specific experience, qualifications, attributes or skills were considered in concluding that each director or person nominated or chosen to become a director should serve as a director. Refer to Item 401(e) of Regulation S-K.

Item 11. Executive Compensation

Summary Compensation Table, page 14 of DEF 14A

2.   We note that you quantify the bonuses awarded to Stephen W. Ensign, Stephen R. Theroux and Laura Jacobi for the fiscal year ended December 31, 2011. Please revise future filings to explain how these bonuses were calculated. Refer to Item 402(o) of Regulation S-K.

Signatures

3.   We note that Ms. Jacobi has signed for the registrant but has not signed in her capacity as Principal Financial Officer on behalf of the registrant. Please file all future reports in accordance with General Instruction D of Form 10-K.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Note G – Loan Portfolio, page 15

4.   On page 17 of this filing and in your Form 10-K for the year ending December 31, 2011, we note your tables presenting troubled debt restructurings by type. We further note the column titled as "other" which contains the majority of the troubled debt restructurings. While we note your footnote stating that "other" includes covenant modifications, forbearance and/or other modifications, we are unable to determine the significance of each to the total balance. Please provide us with a break-out of the "other" column by the types of modifications that are included. We strongly encourage you to provide specific disaggregated loan modification types in future presentations and limit the use of "other" unless it makes up an immaterial amount of the troubled debt restructurings. Further, please clarify to us why you believe covenant modifications and forbearance are considered modifications that are considered troubled debt restructurings, as defined by the Codification. Lastly, please update future filings accordingly.

5.   On page 19 we note your tables that present your loans categorized by risk rating. We further note that a large percentage of your loans and the majority of your residential loans are "Not formally rated." Please explain to us why they are not formally rated and revise future filings accordingly. Also, please tell us why you believe this classification is in accordance with the ASU 310-10-50-28.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or John P. Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Staff Attorney

cc: Via E-mail
        Stephen R. Theroux
        Laura Jacobi